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SEC RECEIVED PROCESSING
FEB 28 2007
WASH. D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Leonard & Company \ DBA Leonard Financial Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 West Long Lake Road, Suite 150
(No. and Street)

Troy (City) Michigan (State) 48098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Leonard (248) 952-5858
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

30435 Groesbeck Highway (Address) Roseville (City) Michigan (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald M. Leonard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leonard & Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

LINDA D. DAVIS
Notary Public, State of Michigan
County of Oakland
My Commission Expires Jan. 8, 2011
Acting in the County of Oakland



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD & COMPANY

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: minoletti@ameritech.net

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Leonard & Company

We have audited the accompanying balance sheets of Leonard & Company as of December 31, 2006 and 2005 and the related statements of stockholders' equity, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leonard & Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 23, 2007

LEONARD & COMPANY
BALANCE SHEETS
December 31, 2006 And 2005

ASSETS

	2006	2005
Cash	$ 290,387	$ 658,935
Cash on deposit with clearing organization	78,807	75,250
Accounts receivable:		
Brokers, dealers and clearing organization	312,986	223,049
Amounts due from salesmen	122,984	21,015
Amount due from related company (Notes 1 & 5)	2,604,226	2,866,796
Other	2,774	-
Prepaid expenses	37,087	45,425
	$3,449,251	$ 3,890,470

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
Accounts payable:		
Commissions due sales representatives	$ 316,526	$ 296,352
Other	31,319	128,155
Note Payable – Regulatory Agency	16,066	30,000
Federal income taxes payable	23,500	-
Total liabilities	387,411	454,507
Stockholders' equity:		
Preferred stock, 60,000 shares authorized; 36,040 and 36,590 shares issued (Note 4)	3,604,000	3,659,000
Common stock, no par value; 60,000 shares authorized; 25,000 shares issued	107,500	107,500
Paid-in capital	810,500	810,500
Retained earnings (deficit)	(1,460,160)	(1,141,037)
Total stockholders' equity	3,061,840	3,435,963
	$3,449,251	$3,890,470

See accompanying notes.

LEONARD & COMPANY
STATEMENTS OF STOCKHOLDERS' EQUITY
For The Years Ended December 31, 2006 And 2005

	Preferred Stock	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Stockholders' Equity
Balance, December 31, 2004	$3,969,000	$107,500	$ 810,500	$ (735,889)	$4,151,111
Net income for the year ended December 31, 2005				14,574	14,574
Redemption of 3,100 shares of Series 3 preferred stock	(310,000)				(310,000)
Dividends paid on preferred stock (Note 4)				(419,722)	(419,722)
Balance, December 31, 2005	3,659,000	107,500	810,500	(1,141,037)	3,435,963
Net income for the year ended December 31, 2006				76,950	76,950
Redemption of 550 shares of Series 3 preferred stock	(55,000)				(55,000)
Dividends paid on preferred stock (Note 4)				(396,073)	(396,073)
Balance, December 31, 2006	$3,604,000	$107,500	$810,500	$(1,460,160)	$3,061,840

See accompanying notes.

LEONARD & COMPANY
STATEMENTS OF INCOME
For The Years Ended December 31, 2006 And 2005

	2006	2005
Income:		
Commissions and fees	$9,240,746	$8,151,534
Interest	484,854	566,927
Total income	9,725,600	8,718,461
Commissions and clearing charges:		
Commissions paid sales representatives	6,070,090	5,328,058
Clearing charges	640,280	584,407
Total commissions and clearing charges	6,710,370	5,912,465
Gross profit from operations	3,015,230	2,805,996
Selling, general and administrative expenses	2,914,780	2,791,422
Income before provision for taxes	100,450	14,574
Provision for taxes:		
Federal income taxes	23,500	-
Michigan Single Business Taxes	-	-
Total provision for taxes	23,500	-
Net income	$ 76,950	$ 14,574

See accompanying notes.

LEONARD & COMPANY
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005

	2006	2005
Increase in cash:		
Cash flows from operating activities:		
Commissions and fees received	$9,150,809	$8,205,570
Interest income	484,854	566,927
Commissions paid sales representatives	(6,151,885)	(5,431,726)
Clearing charges	(640,280)	(584,407)
Selling, general and administrative expenses paid	(3,019,986)	(2,635,995)
Net cash provided (used) by operating activities	(176,488)	120,369
Cash flows from investing activities:		
Repayments from Related Company	262,570	668,796
Net cash provided by investing activities	262,570	668,796
Cash flows from financing activities:		
Redemptions of preferred stock	(55,000)	(310,000)
Dividends paid on preferred stock	(396,073)	(419,722)
Net cash provided (used) by financing activities	(451,073)	(729,722)
Net increase (decrease) in cash	(364,991)	59,443
Cash at beginning of year	734,185	674,742
Cash at end of year	$ 369,194	$ 734,185

See accompanying notes.

LEONARD & COMPANY
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005
(Continued)

	2006	2005
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 176,488	$ 14,574
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Accounts receivable - brokers, dealers, clearing organization, salesmen and other	(194,680)	90,294
Prepaid expenses	8,338	1,383
Increase (decrease) in:		
Accounts payable - commissions due sales Representatives	20,174	(139,926)
Accounts payable – other	(96,836)	124,044
Note payable - Regulatory Agency	(13,934)	30,000
Federal income taxes payable	23,500	
Total adjustments	(253,438)	105,795
Net cash provided (used) by operating activities	$ (176,488)	$ 120,369

Disclosure of accounting policy:

For purposes of the Statement of Cash Flows, the Company considers cash on deposit with clearing organization as cash.

See accompanying notes.

Note 1 - ORGANIZATION

Prior to May 6, 2004, Leonard Financial Corporation, doing business as Leonard & Company, a securities broker-dealer, was a wholly owned subsidiary of Donald M. Leonard Investment Company, now known as Leonard Investment Group, Inc. On May 6, 2004, the majority stockholder of Donald M. Leonard Investment Company, now known as Leonard Investment Group, Inc., acquired sixty (60) percent of Leonard Financial Corporation. See Note 5 for related transactions with the former Parent Company, now a related Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are generally recorded on a trade date basis.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15 of aggregate indebtedness, as defined.

At December 31, 2006, the Company's net capital was $135,790 and its required net capital was $50,000. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 4.01 to 1.

Note 4 - PREFERRED STOCK

The preferred stock outstanding is summarized as follows:

	December 31, 2006		December 31, 2005	
	Number of Shares	Amount	Number of Shares	Amount
Series A	5,350	$ 535,000	5,350	$ 535,000
Series 2	4,800	480,000	4,800	480,000
Series 3	25,890	2,589,000	26,440	2,644,000
	36,040	$3,604,000	36,590	$3,659,000

The Series A preferred stock of $100 par value is cumulative non-voting, paying dividends semi annually at a rate of 15% per annum and is callable by the Company at $105 per share.

The Series 2 preferred stock of no par value is cumulative non-voting, paying dividends semi annually at a rate of 11% per annum and is callable by the Company at $105 per share.

The Series 3 preferred stock of no par value is cumulative non-voting, paying dividends semi annually at a rate of 10% per annum and is callable by the Company at $101 per share.

Stockholders may redeem their preferred stock at $100 per share on the anniversary date of their original purchase.

Dividends paid on the preferred stock are summarized as follows:

	2006	2005
Series A	$ 80,250	$ 80,250
Series 2	52,800	54,393
Series 3	263,023	285,079
	$396,073	$419,722

Subsequent to December 31, 2006, the Board of Directors declared a dividend to Series 2 preferred stock stockholders payable on January 1, 2007. The total dividends paid amounted to $26,400.

LEONARD & COMPANY
NOTES TO FINANCIAL STATEMENTS
December 31, 2006 And 2005
(Continued)

Note 5 - TRANSACTIONS WITH RELATED COMPANY

The Company and its Related Company, Leonard Investment Group Inc. (LIG), formerly known as Donald M. Leonard Investment Company, operate under a management agreement whereby LIG will pay all or a portion of the expenses of Leonard & Company including, but not limited to, expenses such as rent, utilities, insurance, legal fees, communications, general administration, clerical costs and managerial salaries. LIG will charge the Company a management fee to cover these expenses and services. Leonard & Company will pay its directly related expenses including, but not limited to, commissions, licensing and registration fees, banking fees, taxes and other outside vendors with whom it contracts.

For the years ended December 31, 2006 and 2005, LIG charged Leonard & Company management fees of $2,785,000 and $2,550,000, respectively, which is included in Selling, General and Administrative Expenses in the accompanying Statement of Operations.

In addition, the Company has made advances to LIG. These advances resulted in a receivable from LIG as of December 31, 2006 and 2005 in the amount of $2,604,226 and $2,866,796, respectively.

Note 6 – NOTE PAYABLE – REGULATORY AGENCY

The note payable Regulatory Agency in the amount of $16,066 and $30,000 at December 31, 2006 and 2005, respectively, is due to the National Association of Securities Dealers and is payable in monthly installments of $1,388 with interest at 10.25%.

Note 7 – CONTINGENCIES

At December 31, 2006, the Company was involved in various arbitration proceedings with the National Association of Securities Dealers regarding claims by individuals for losses on investments. The disposition of matters pending at December 31, 2006 in the opinion of management, will not have a material adverse affect on the Company's financial position. The outcome of these claims cannot be predicted at this time.

The Company is a member of the National Association of Securities Dealers, Inc. (NASD), and, as such, is subject to NASD regulatory examinations from time to time. During the year 2006 the NASD completed their examination regarding various regulatory matters as well as a review of the Company's preferred stock offerings.

Subsequent to December 31, 2006, the NASD examination staff made a preliminary determination to recommend that disciplinary action be brought against the Company. Management and the Company's legal counsel are currently in the process of filing a reply to the NASD. It is the opinion of management that the outcome of these matters will not have a material adverse affect on the Company's financial position.

SUPPORTING SCHEDULES

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

1.	Total ownership equity	$3,061,840
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	3,061,840
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
	b. Other (deductions) or allowable credits	-
5.	Total capital and allowable subordinated liabilities	3,061,840
6.	Deduction and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	(2,767,071)
	b. Other deductions and/or charges	(158,333)
7.	Other additions and/or allowable credits	-
8.	Net capital before haircuts on securities positions	136,436
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1{f})	
	c. Trading and investment securities:	
	4. Other securities	(646)
10.	Net capital	135,790
11.	Minimum net capital requirement (6 2/3% of line 19)	36,313
12.	Minimum dollar net capital requirement of reporting broker or dealer	50,000
13.	Net capital requirement (greater of line 11 or 12)	50,000
14.	Excess net capital (line 10, less 13)	$ 85,790

LEONARD & COMPANY
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from balance sheet	$387,411
17c.	Assumed liabilities from Related Company	$157,285
19.	Total aggregate indebtedness	$544,696
20.	Percentage of aggregate indebtedness to net capital	401%

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Leonard & Company and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

LEONARD & COMPANY
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2006

Leonard & Company is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer..."

END